SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 17, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP announces 3Q14 results

São Paulo, November 13, 2014 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its results for the third quarter of 2014 (3Q14). The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2013.	SBSP3: R$ 18.73/share SBS: US$ 7.21 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 12.8 billion Closing quote: 11/13/2014

R$ million

Gross Operating Revenue
2,165.6
2,393.2
(9.5)%
Net Operating Revenue
2,823.5
2,772.4
1.8%
Costs, adm. exp., selling and constuction
2,323.1
1,940.5
19.7%
Adjusted EBITDA
742.4
1,042.0
(28.8)%
EBIT
499.2
833.6
(40.1)%
Net Income
91.5
475.0
(80.7)%
3Q14
3Q13

1. Financial highlights

								R$ million
	3Q14	3Q13	Chg. (R$)%		9M14	9M13	Chg. (R$)%
(+) Gross operating revenue	2,165.6	2,393.2	(227.6)	(9.5)	6,834.1	7,019.6	(185.5)	(2.6)
(+) Construction revenue	799.7	551.4	248.3	45.0	2,009.7	1,703.8	305.9	18.0
(-) COFINS and PASEP taxes	141.8	172.2	(30.4)	(17.7)	474.2	509.7	(35.5)	(7.0)
(=) Net operating revenue	2,823.5	2,772.4	51.1	1.8	8,369.6	8,213.7	155.9	1.9
(-) Costs and expenses	1,541.0	1,401.0	140.0	10.0	4,707.3	4,272.0	435.3	10.2
(-) Cunstruction costs	782.1	539.5	242.6	45.0	1,966.9	1,668.6	298.3	17.9
(+) Equity result	(1.2)	1.7	(2.9)	(170.6)	(1.5)	1.5	(3.0)	(200.0)
(+) Other operating revenue/expenses, net	(6.2)	11.7	(17.9)	(153.0)	(44.1)	22.1	(66.2)	(299.5)
(=) Earnings before financial result, income tax and social contribution	493.0	845.3	(352.3)	(41.7)	1,649.8	2,296.7	(646.9)	(28.2)
(+) Net financial	(337.8)	(119.9)	(217.9)	181.7	(331.8)	(299.9)	(31.9)	10.6
(=) Earnings before income tax and social contribution	155.2	725.4	(570.2)	(78.6)	1,318.0	1,996.8	(678.8)	(34.0)
(+) Income tax and social contribution	(63.7)	(250.4)	186.7	(74.6)	(446.5)	(663.9)	217.4	(32.7)
Net Income	91.5	475.0	(383.5)	(80.7)	871.5	1,332.9	(461.4)	(34.6)
Earnings per share* (R$)	0.13	0.69			1.28	1.95
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)								R$ million

	3Q14	3Q13	Chg. (R$)%		9M14	9M13	Chg. (R$)%
Net income	91.5	475.0	(383.5)	(80.7)	871.5	1,332.9	(461.4)	(34.6)
(+) Income tax and social contribution	63.7	250.4	(186.7)	(74.6)	446.5	663.9	(217.4)	(32.7)
(+) Net financial	337.8	119.9	217.9	181.7	331.8	299.9	31.9	10.6
(+) Other operating revenues/expenses, net	6.2	(11.7)	17.9	(153.0)	44.1	(22.1)	66.2	(299.5)
(=) Earnings before financial result (EBIT)*	499.2	833.6	(334.4)	(40.1)	1,693.9	2,274.6	(580.7)	(25.5)
(+) Depreciation and amortization	243.2	208.4	34.8	16.7	726.0	600.3	125.7	20.9
(=) Adjusted EBITDA **	742.4	1,042.0	(299.6)	(28.8)	2,419.9	2,874.9	(455.0)	(15.8)
(%) Adjusted EBITDA margin	26.3	37.6			28.9	35.0

(*) Earnings before interest, income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 3Q14, net operating revenue, including construction revenue, reached R$ 2.8 billion; a 1.8% increase compared to the same period of 2013.

Costs and expenses, including construction costs, totaled R$ 2.3 billion, up 19.7% on the R$ 1.9 billion recorded in 3Q13.

EBIT, in the amount of R$ 499.2 million, dropped 40.1% from R$ 833.6 million in 3Q13.

Adjusted EBITDA, in the amount of R$ 742.4 million, dropped 28.8% from R$ 1,042.0 million in 3Q13 (R$ 2,419.9 million in the last 9 months and R$ 3,551.7 million in the last 12 months).

The adjusted EBITDA margin was 26.3% in 3Q14, versus the 37.6% in 3Q13 (28.9% in the last 9 months and 31.0% in the last 12 months). Excluding construction revenues and construction costs, the adjusted EBITDA margin was 35.8% in 3Q14 (46,4% in 3Q13, 37.4% in the last 9 months and 40.1% in the last 12 months).

Net income totaled R$ 91.5 million, 80.7% lower than the R$ 475.0 million recorded in 3Q13.

2. Gross operating revenue

Gross operating revenue from water and sewage, not including construction revenue, totaled R$ 2.2 billion, a drop of R$ 227.6 million or 9.5%, when compared to the R$ 2.4 billion recorded in 3Q13.

The main factors that led to this variation were:

•         Decrease of 3.5% in the Company’s total billed volume (4.6% in water and 2.0% in sewage);

•         R$ 22.7 million drop in estimated revenue due to the lower billing in the period; and

•         Water Consumption Reduction Incentive Program, with a R$ 127.2 million impact.

The decreases mentioned above were partially offset by the 3.1% tariff adjustment since December 2013.

3. Construction revenue

Construction revenue increased R$ 248.3 million or 45.0%, when compared to 3Q13. The variation was mainly due to higher investments in 3Q14.

4. Billed volume

The following tables show the water and sewage billed volume, quarter-on-quarter, and year-on-year, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	3Q14	3Q13%		3Q14	3Q13%		3Q14	3Q13%
Residential	379.6	387.2	(2.0)	318.2	322.2	(1.2)	697.8	709.4	(1.6)
Commercial	42.4	43.8	(3.2)	40.1	40.7	(1.5)	82.5	84.5	(2.4)
Industrial	9.6	10.0	(4.0)	10.7	11.0	(2.7)	20.3	21.0	(3.3)
Public	12.9	13.8	(6.5)	9.9	10.7	(7.5)	22.8	24.5	(6.9)
Total retail	444.5	454.8	(2.3)	378.9	384.6	(1.5)	823.4	839.4	(1.9)
Wholesale	60.2	74.5	(19.2)	5.8	7.9	(26.6)	66.0	82.4	(19.9)
Total	504.7	529.3	(4.6)	384.7	392.5	(2.0)	889.4	921.8	(3.5)
	9M14	9M13%		9M14	9M13%		9M14	9M13%
Residential	1,172.3	1,159.9	1.1	977.8	962.1	1.6	2,150.1	2,122.0	1.3
Commercial	130.1	130.6	(0.4)	122.4	121.5	0.7	252.5	252.1	0.2
Industrial	29.6	29.3	1.0	32.7	33.3	(1.8)	62.3	62.6	(0.5)
Public	39.9	40.7	(2.0)	30.7	31.6	(2.8)	70.6	72.3	(2.4)
Total retail	1,371.9	1,360.5	0.8	1,163.6	1,148.5	1.3	2,535.5	2,509.0	1.1
Wholesale	198.8	223.5	(11.1)	18.9	22.7	(16.7)	217.7	246.2	(11.6)
Total	1,570.7	1,584.0	(0.8)	1,182.5	1,171.2	1.0	2,753.2	2,755.2	(0.1)

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	3Q14	3Q13%		3Q14	3Q13%		3Q14	3Q13%
Metropolitan	289.4	300.9	(3.8)	249.1	257.0	(3.1)	538.5	557.9	(3.5)
Regional (2)	155.1	153.9	0.8	129.8	127.6	1.7	284.9	281.5	1.2
Total retail	444.5	454.8	(2.3)	378.9	384.6	(1.5)	823.4	839.4	(1.9)
Wholesale	60.2	74.5	(19.2)	5.8	7.9	(26.6)	66.0	82.4	(19.9)
Total	504.7	529.3	(4.6)	384.7	392.5	(2.0)	889.4	921.8	(3.5)
	9M14	9M13%		9M14	9M13%		9M14	9M13%
Metropolitan	891.2	896.6	(0.6)	763.2	764.5	(0.2)	1,654.4	1,661.1	(0.4)
Regional (2)	480.7	463.9	3.6	400.4	384.0	4.3	881.1	847.9	3.9
Total retail	1,371.9	1,360.5	0.8	1,163.6	1,148.5	1.3	2,535.5	2,509.0	1.1
Wholesale	198.8	223.5	(11.1)	18.9	22.7	(16.7)	217.7	246.2	(11.6)
Total	1,570.7	1,584.0	(0.8)	1,182.5	1,171.2	1.0	2,753.2	2,755.2	(0.1)

            (1) Unaudited

            (2) Including coastal and interior region

5. Costs, administrative and selling expenses

In 3Q14, costs, administrative and selling expenses, grew 19.7% (R$ 382.6 million). Excluding construction costs, total costs and expenses grew 10.0%. As a percentage of net revenue, cost and expenses was 82.3% in 3Q14 from 70.0% in 3Q13.

								R$ million
	3Q14	3Q13	Chg. (R$)%		9M14	9M13	Chg. (R$)%
Payroll and benefits	535.9	489.1	46.8	9.6	1,584.0	1,442.9	141.1	9.8
Supplies	54.7	48.8	5.9	12.1	148.8	142.4	6.4	4.5
Treatment supplies	65.6	63.6	2.0	3.1	199.9	183.7	16.2	8.8
Services	301.1	285.0	16.1	5.6	967.4	808.9	158.5	19.6
Electric power	156.3	133.1	23.2	17.4	440.8	410.9	29.9	7.3
General expenses	187.6	134.0	53.6	40.0	530.3	535.8	(5.5)	(1.0)
Tax expenses	18.2	11.3	6.9	61.1	55.4	63.2	(7.8)	(12.3)
Sub-total	1,319.4	1,164.9	154.5	13.3	3,926.6	3,587.8	338.8	9.4
Depreciation and amortization	243.2	208.4	34.8	16.7	726.0	600.3	125.7	20.9
Credit write-offs	(21.6)	27.7	(49.3)	(178.0)	54.7	83.9	(29.2)	(34.8)
Sub-total	221.6	236.1	(14.5)	(6.1)	780.7	684.2	96.5	14.1
Costs and expenses	1,541.0	1,401.0	140.0	10.0	4,707.3	4,272.0	435.3	10.2
Construction costs	782.1	539.5	242.6	45.0	1,966.9	1,668.6	298.3	17.9
Costs, adm., selling and construction expenses	2,323.1	1,940.5	382.6	19.7	6,674.2	5,940.6	733.6	12.3
% of net revenue	82.3	70.0			79.7	72.3

5.1. Payroll and benefits

In 3Q14 payroll and benefits grew R$ 46.8 million or 9.6%, from R$ 489.1 million to R$ 535.9 million, due to the following:

•         R$ 21.6 million increase due to the 6.8% increase in average wages since May 2014 and the changes from the career and wage plan carried out by the Company;

•         R$ 9.9 million increase in provisions, from the higher number of employees who are entitled to request retirement (TAC), in addition to the wage increase in the period;

•         R$ 3.9 million upturn in the provision for the Pension Plan, arising from changes in actuarial assumptions;

•         R$ 3.9 million increase in overtime pay, mainly due to wage adjustment in the period, and the higher number of hours worked; and

•         R$ 3.9 million increase in expenses related to the Profit Sharing Program, chiefly due to adjustments made in the period.

5.2. Supplies

In 3Q14, expenses with supplies increased R$ 5.9 million or 12.1%, when compared to the same period of the previous year, from R$ 48.8 million to R$ 54.7 million, mostly due to:

•         R$ 4.6 million increase with fuel and lubricants, mainly due to the diesel used in generators installed to capture water from the technical reserve at the Cantareira System, in the amount of R$ 3.5 million; and

•         Higher use of materials for sewage network maintenance, chiefly at the municipality of Diadema, with a R$ 1.0 million increase.

5.3. Treatment supplies

Treatment supplies expenses in 3Q14 were R$ 2.0 million or 3.1% higher than in 3Q13, from R$ 63.6 million to R$ 65.6 million.

5.4. Services

Services, in the amount of R$ 301.1 million, grew R$ 16.1 million or 5.6%, in comparison to the R$ 285.0 million in 3Q13. The main factors were:

•           Advertising campaigns, in the amount of R$ 8.1 million,  mainly due to the intensification of the rational use of water campaign;

•           Hiring of services, in the amount of R$ 4.8 million, due to the beginning of operations in Diadema, in March of 2014, in the amount of R$ 4.6 million; and

•           Higher expenses with the Corporate Program for Reduction of Water Loss, in the amount of R$ 3.0 million.

5.5. Electric power

This item totaled R$ 156.3 million, an increase of R$ 23.2 million or 17.4% in comparison to the R$ 133.1 million in 3Q13, due to the average increase of 39.2% in free market tariffs and of 9.2% in regulated market.

5.6. General expenses

General expenses grew R$ 53.6 million or 40.0%, totaling R$ 187.6 million, versus the R$ 134.0 million recorded in 3Q13.

This increase was mainly due to the increase in the provision for lawsuits related to civil (R$ 26.6 million) and environmental (R$ 18.3 million) contingencies.

5.7. Tax expenses

This item increased R$ 6.9 million, due to increased tax expenses in 3Q14.

5.8. Depreciation and amortization

Depreciation and amortization increased R$ 34.8 million or 16.7%, from the R$ 208.4 million recorded in 3Q13, totaling R$ 243.2 million, due to the beginning of operations of intangible assets, in the amount of R$ 2.7 billion.

5.9. Credit write-offs

Credit write-offs dropped R$ 49.3 million, chiefly due to the lower provision of losses with allowance for doubtful accounts.

6. Other operating revenues and expenses, net

6.1. Other operating revenues, net

Recorded a R$ 4.5 million increase, mainly due to the income from the Program for the Rational Use of Water (PURA) in 3Q14, in the amount of R$ 4.0 million.

6.2. Other operating expenses

R$ 22.4 million increase mainly due to the write-off of obsolete goods in 3Q14, in the amount of 26.3 million.

7. Net financial

				R$ million
	3Q14	3Q13	Chg.	%
Financial expenses, net of revenues	(36.7)	(45.0)	8.3	(18.4)
Net monetary and exchange variation	(301.1)	(74.9)	(226.2)	302.0
Net financial	(337.8)	(119.9)	(217.9)	181.7

7.1. Financial revenues and expenses

				R$ million
	3Q14	3Q13	Chg.	%
Financial expenses
Interest and charges on domestic loans and financing	(46.6)	(63.0)	16.4	(26.0)
Interest and charges on international loans and financing	(27.1)	(18.7)	(8.4)	44.9
Other financial expenses	(43.9)	(22.9)	(21.0)	91.7
Total financial expenses	(117.6)	(104.6)	(13.0)	12.4
Financial revenues	80.9	59.6	21.3	35.7
Financial expenses net of revenues	(36.7)	(45.0)	8.3	(18.4)

7.1.1. Financial expenses

Financial expenses grew R$ 13.0 million. The main reasons were:

•         R$ 16.4 million decrease in interest and charges on domestic loans and financing, mainly due to the higher interest capitalization occurred in 3Q14, versus 3Q13;

•         R$ 8.4 million increase in interest and charges on international loans and financing, due to the higher appreciation of the US Dollar and the Yen versus the Brazilian Real in 3Q14 (11.3% and 2.8%, respectively), in comparison to the appreciation recorded in 3Q13 (0.7% and 1.6%, respectively); and

•         Other financial expenses increased R$ 21.0 million, largely due to the higher provisions for legal expenses in 3Q14, in the amount of R$ 8.9 million, and the greater recognition of interest arising from the entry into operation of two sewage treatment plants financed through leases, in the amount of R$ 7.7 million.

7.1.2. Financial revenues

Financial revenues increased R$ 21.3 million or 35.7%, due to financial investments indexed to CDI, held in the period, as a result of the increase in the Interbank Deposit Certificate (CDI) in 3Q14 (10.8%), versus 3Q13 (8.7%).

7.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	3Q14	3Q13	Chg.	%
Exchange rate variation on loans and financing	(10.2)	(0.3)	(9.9)	3,300.0
Monetary variation on loans and financing	(312.9)	(86.7)	(226.2)	260.9
Other monetary variations	(6.8)	(3.4)	(3.4)	100.0
Monetary/exchange rate variation on liabilities	(329.9)	(90.4)	(239.5)	264.9
Monetary/exchange rate variation on assets	28.8	15.5	13.3	85.8
Monetary/exchange rate variation, net	(301.1)	(74.9)	(226.2)	302.0

7.2.1. Monetary/exchange rate variation on liabilities

The effect on the monetary/currency exchange variation on liabilities in 3Q14 was R$ 239.5 million, higher than in 3Q13, especially due to the exchange rate variation on loans and financing, that increased R$ 226.2 million, due to the higher appreciation of the US Dollar and the Yen versus the Brazilian Real in 3Q14 (11.3% and 2.8%, respectively), in comparison to the appreciation recorded in 3Q13 (0.7% and 1.6%, respectively).

7.2.2. Monetary/Exchange rate variation on assets

R$ 13.3 million increase, mainly due to the monetary updates on escrow deposits during 3Q14.

8. Income tax and social contribution

Income tax and social contribution expenses decreased by R$ 186.7 million, due to the drop in taxable income in the period.

9. Indicators

9.1. Operating

Non-revenue water loss (IPF) and micro-measured water loss (IPM) continue to decline, reaching 22.9% and 30.5%, respectively, for the quarter. This decline was expected by the Company, due to the investments that have been made under the Corporate Program for Reduction of Water Loss, and it is also the result of nighttime pressure control measures along the network, which are necessary due to the water shortage situation.

With respect to the volume produced, there has been a marked decrease of 8.9% for the quarter and 4.1% for the year, resulting from the Water Consumption Reduction Incentive Program, which covers the entire Metropolitan Region of São Paulo.

Operating indicators *	3Q14	3Q13%
Water connections (1)	8,156	7,833	4.1
Sewage connections (1)	6,607	6,278	5.2
Population directly served - water (2)	25.2	24.5	2.9
Population directly served - sewage (2)	22.2	21.3	4.2
Number of employees	14,766	15,097	(2.2)
Water volume produced in the quarter(3)	692	760	(8.9)
Water volume produced in the first 9-months(3)	2,180	2,274	(4.1)
IPF - Non-revenue water loss (%)	22.9	25.0	(8.4)
IPM - Micro-measured water loss (%)	30.5	31.5	(3.2)

(1)        Total connections, active and inactive, in thousand units at the end of the period

(2)        In million inhabitants, at the end of the period. Not including wholesale

(3)        In millions of cubic meters

(*)        Unaudited

9.2. Financial

Economic Indexes * (quarter end)	3Q14	3Q13
Amplified Consumer Price Index (IPCA) - %	0.57	0.35
Referential Rate (TR) - %	0.0873	0.0079
Interbank Deposit Certificate (CDI) - %	10.81	8.71
US DOLAR (R$)	2.4510	2.2300
YEN (R$)	0.02235	0.02268

                (*)     Unaudited

10. Loans and financing

								R$ million
INSTITUTION	2014	2015	2016	2017	2018	2019	2020 and onwards	Total
Local market
Caixa Econômica Federal	18.1	66.4	66.7	70.0	73.9	77.1	694.6	1,066.8
Debentures	6.0	631.3	273.4	792.4	481.9	554.9	607.4	3,347.3
Debentures BNDES	19.7	37.8	37.8	37.8	37.8	37.8	34.9	243.6
Debentures FI FGTS	11.4	45.4	45.4	45.4	45.4	45.4	249.3	487.7
BNDES	12.4	52.2	63.4	66.7	66.7	66.7	284.3	612.4
Commercial Leasing	4.0	16.6	17.1	18.2	17.8	20.0	365.7	459.4
Others	0.2	0.6	0.7	0.7	0.5	-	-	2.7
Interest and charges	63.2	61.5	-	-	-	-	-	124.7
Local market total	135.0	911.8	504.5	1,031.2	724.0	801.9	2,236.2	6,344.6
International market
BID	34.2	93.5	93.5	127.1	65.5	65.6	789.2	1,268.6
BIRD	-	-	-	-	-	3.7	108.3	112.0
Eurobonds	-	-	342.9	-	-	-	852.7	1,195.6
JICA	-	48.9	48.9	49.4	49.9	61.0	696.4	954.5
BID 1983AB	-	58.7	58.7	58.7	58.4	43.3	98.2	376.0
Interest and charges	36.3	4.5	-	-	-	-		40.8
International market total	70.5	205.6	544.0	235.2	173.8	173.6	2,544.8	3,947.5
Total	205.5	1,117.4	1,048.5	1,266.4	897.8	975.5	4,781.0	10,292.1

11. Capex

In 3Q14 the Company invested R$ 971.6 million, totaling R$ 2.3 billion invested in 2014.

12. Conference calls

In Portuguese November 14, 2014 10:30 am (Brasília) / 7:30 am (US EST) Live Videocast Click here to access

In English

November 14, 2014

2:00 pm (Brasília) / 11:00 am (US EST)

Dial in: 1 (412) 317-6776

Conference ID: Sabesp

Replay available for 7 days

Dial in: 1(412) 317-0088

Replay ID: 10052839

Click here to access the webcast

For more information, please contact:

Mario Arruda Sampaio

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ '000
	3Q14	3Q13
Gross Operating Revenue	2,965,408	2,944,632
Water Supply - Retail	1,126,959	1,240,925
Water Supply - Wholesale	40,730	56,791
Sewage Collection and Treatment	955,781	1,051,941
Sewage Collection and Treatment - Wholesale	5,574	7,110
Construction Revenue - Water	374,240	220,923
Construction Revenue - Sewage	425,491	330,439
Other Services	36,633	36,503
Taxes on Sales and Services - COFINS and PASEP	(141,876)	(172,273)
Net Operating Revenue	2,823,532	2,772,359
Operating Costs	(1,985,938)	(1,642,196)
Gross Profit	837,594	1,130,163
Operating Expenses
Selling	(126,564)	(171,264)
Administrative	(210,716)	(127,092)
Other operating revenue (expenses), net	(6,168)	11,739
Operating Income Before Shareholdings	494,146	843,546
Equity Result	(1,167)	1,737
Earnings Before Financial Results, net	492,979	845,283
Financial, net	(24,633)	(33,320)
Exchange gain (loss), net	(313,139)	(86,616)
Earnings before Income Tax and Social Contribution	155,207	725,347
Income Tax and Social Contribution
Current	(41,608)	(256,336)
Deferred	(22,098)	5,953
Net Income for the period	91,501	474,964
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	0.13	0.69
Depreciation and Amortization	(243,199)	(208,385)
Adjusted EBITDA	742,346	1,041,929
% over net revenue	26.3%	37.6%

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	09/30/2014	12/31/2013
Current assets
Cash and cash equivalents	1,859,690	1,782,001
Trade accounts receivable	1,158,920	1,120,053
Accounts receivable from related parties	122,484	134,855
Inventories	52,858	58,401
Restricted cash	20,580	10,333
Recoverable taxes	94,674	87,405
Other accounts receivable	95,450	61,039
Total current assets	3,404,656	3,254,087

Noncurrent assets
Trade accounts receivable	178,364	395,512
Accounts receivable from related parties	101,093	130,457
Escrow deposits	68,596	54,827
Deferred income tax and social contribution	121,342	114,030
Water National Agency – ANA	119,576	107,003
Other accounts receivable	78,589	94,952

Investments	22,198	23,660
Investment properties	54,039	54,039
Intangible assets	25,302,155	23,846,231
Property, plant and equipment	309,405	199,496
Total noncurrent assets	26,355,357	25,020,207

Total assets	29,760,013	28,274,294

LIABILITIES AND EQUITY	09/30/2014	12/31/2013
Current liabilities
Trade payables and contractors	314,280	275,051
Current portion of long-term loans and financing	710,373	640,940
Accrued payroll and related charges	405,718	314,926
Taxes and contributions	53,444	115,382
Interest on shareholders' equity payable	64	456,975
Provisions	565,622	631,374
Services payable	327,774	323,208
Public-Private Partnership – PPP	21,461	20,241
Program Contract Commitments	130,049	77,360
Other liabilities	102,038	116,924
Total current liabilities	2,630,823	2,972,381

Noncurrent liabilities
Loans and financing	9,581,700	8,809,134
Deferred Cofins and Pasep	130,802	129,849
Provisions	616,205	549,008
Pension obligations	2,424,406	2,327,016
Public-Private Partnership – PPP	357,194	322,267
Program Contract Commitments	81,789	88,678
Other liabilities	177,646	145,160
Total noncurrent liabilities	13,369,742	12,371,112

Total Liabilities	16,000,565	15,343,493

Equity
Capital stock	10,000,000	6,203,688
Capital reserve	-	124,255
Earnings reserves	3,021,470	6,736,389
Other comprehensive income	(133,531)	(133,531)
Accrued earnings	871,509	-
Total equity	13,759,448	12,930,801

Total equity and liabilities	29,760,013	28,274,294

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Sep/2014	Jan-Sep/2013
Cash flow from operating activities
Profit before income tax and social contribution	1,317,996	1,996,706
Adjustment for:
Depreciation and amortization	726,051	600,309
Residual value of property, plant and equipment and intangible assets written-off	28,887	8,067
Allowance for doubtful accounts	54,688	83,924
Provision and inflation adjustment	151,776	154,444
Interest calculated on loans and financing payable	293,000	276,654
Inflation adjustment and foreign exchange gains (losses) on loans and financing	183,808	207,776
Interest and inflation adjustment losses	13,942	17,458
Interest and inflation adjustment gains	(24,564)	(8,023)
Financial charges from customers	(142,996)	(167,665)
Margin on intangible assets arising from concession	(42,775)	(35,170)
Provision for Consent Decree (TAC)	40,977	17,314
Equity result	1,486	(1,476)
Provision from São Paulo agreement	(17,504)	(4,612)
Provision for defined contribution plan	7,105	7,383
Pension obligations	216,970	197,232
Other provision/write-offs	48,124	(34,975)
Other adjustments	8,962	-
	2,865,933	3,315,346
Changes in assets
Trade accounts receivable	277,581	64,955
Accounts receivable from related parties	40,940	10,623
Inventories	5,096	7,034
Escrow deposits	598	2,621
Other accounts receivable	(30,621)	(28,084)
Changes in liabilities
Trade payables and contractors	1,694	(39,694)
Services received	22,070	(85,403)
Accrued payroll and related charges	49,815	87,182
Taxes and contributions payable	(100,753)	(88,897)
Deferred Cofins/Pasep	953	4,213
Provisions	(150,331)	(173,106)
Pension obligations	(119,580)	(109,482)
Other liabilities	(18,437)	(28,409)

Cash generated from operations	2,844,958	2,938,899

Interest paid	(415,829)	(394,918)
Income tax and contribution paid	(422,193)	(386,003)

Net cash generated from operating activities	2,006,936	2,157,978

Cash flows from investing activities
Acquisition of intangibles	(1,834,304)	(1,546,449)
Restricted cash	(10,247)	54,504
Investment increase	(24)	(373)
Purchases of tangible assets	(85,031)	(11,560)
Net cash used in investing activities	(1,929,606)	(1,503,878)

Cash flow from financing activities
Loans and financing
Proceeds from loans	940,215	1,391,619
Repayments of loans	(418,963)	(1,590,430)
Payment of interest on shareholders'equity	(467,470)	(498,669)
Public-Private Partnership – PPP	(15,030)	(10,254)
Program Contract Commitments	(38,393)	(33,570)
Net cash used in financing activities	359	(741,304)

Increase in cash and cash equivalents	77,689	(87,204)

Represented by:
Cash and cash equivalents at beginning of the period	1,782,001	1,915,974
Cash and cash equivalents at end of the period	1,859,690	1,828,770
Increase in cash and cash equivalents	77,689	(87,204)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 17, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.